STATEMENT OF INVESTMENTS

Dreyfus Short-Intermediate Government Fund
February 29, 2008 (Unaudited)

Bonds and Notes--71.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies--22.6%				
Federal Home Loan Banks,				
Bonds	4.55	6/22/10	4,360,000	4,564,584
Federal Home Loan Banks,				
Bonds, Ser. 579	4.38	10/3/08	7,000,000	7,067,277
Federal Home Loan Banks,				
Bonds	4.48	1/5/09	15,000,000 a	15,024,750
Federal National Mortgage				
Association, Notes	4.20	6/8/09	5,800,000	5,940,621
Federal National Mortgage				
Association, Notes	5.50	3/15/11	3,380,000	3,632,560
Federal National Mortgage				
Association, Notes	6.63	9/15/09	3,250,000	3,463,866
Small Business Administration				
Participation, Gov't Gtd.				
Ctfs., Ser. 20G	6.85	7/1/17	2,454,690	2,571,794
				42,265,452
U.S. Government Agencies/Mortgage-Backed--33.7%				
Federal Home Loan Mortgage Corp,:				
3.50%, 9/1/10			297,753	295,407
4.00%, 5/1/08 - 4/1/10			15,746,875	15,709,729
4.50%, 2/1/10 - 9/1/14			3,271,903	3,324,965
5.00%, 5/1/10 - 1/1/11			5,557,482	5,626,617
Structured Pass-Through				
Secs., Ser. T-7, Cl. A6,				
7.03%, 8/25/28			108,346 a	108,787
Federal National Mortgage Association:				
4.00%, 2/1/10 - 10/1/10			3,640,394	3,650,730
4.50%, 11/1/14			1,518,874	1,553,295
5.00%, 12/1/09			1,567,357	1,580,671
5.50%, 9/1/14 - 4/1/16			1,404,370	1,468,105
Whole Loan, Ser. 2001-W2,				
Cl. AF6, 6.59%, 10/25/31			2,557,560 a	2,551,657
Whole Loan, Ser. 2001-W1,				
Cl. AF6 6.90%, 7/25/31			1,082,982 a	1,080,331
Government National Mortgage Association I:				
Ser. 2004-43, Cl. A, 2.82%,				
12/16/19			547,863	542,909
Ser. 2004-97, Cl. AB,				
3.08%, 4/16/22			641,716	638,041
Ser. 2006-42, Cl. A, 3.30%,				
2/16/30			2,410,993	2,398,913
Ser. 2004-77, Cl. A, 3.40%,				
3/16/20			625,619	624,055
Ser. 2003-96, Cl. B, 3.61%,				
8/16/18			716,126	714,781
Ser. 2005-90, Cl. A, 3.76%,				
9/16/28			1,309,938	1,314,107
Ser. 2006-39, Cl. A, 3.77%,				
6/16/25			2,170,423	2,177,768
Ser. 2005-34, Cl. A, 3.96%,				
9/16/21			936,254	938,541
Ser. 2005-79, Cl. A, 4.00%,				
10/16/33			602,093	605,839
Ser. 2005-50, Cl. A, 4.02%,				
10/16/26			1,104,947	1,111,241

Ser. 2005-29, Cl. A, 4.02%, 7/16/27	883,735	890,411
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,346,348	1,351,907
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	282,649	283,852
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	317,766	319,593
Ser. 2006-30, Cl. A, 4.18%, 4/16/28	1,298,899	1,311,541
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,230,806	1,243,069
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	1,136,708	1,140,978
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,725,522	1,744,025
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	509,433	514,513
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	419,754	423,868
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,039,156	1,050,444
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	756,611	766,702
Ser. 2006-18, Cl. A, 4.97%, 12/16/21	2,761,905	2,804,713
Ser. 2006-32, Cl. A, 5.08%, 1/16/30	892,025	916,456
		62,778,561
U.S. Treasury Notes--15.0%		
4.63%, 8/31/11	9,415,000 b	10,229,991
4.88%, 4/30/11	16,220,000 b	17,677,270
		27,907,261
Total Bonds and Notes		
(cost $130,844,283)		**132,951,274**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA Interest Rate, January 2009@ 2.50	11,300,000	19,377
U.S. Treasury 5-Year Notes, May 2008@ 113.5	3,400,000	61,625
Total Options		
(cost $48,442)		**81,002**

Short-Term Investments--13.9%	Principal Amount ($)	Value ($)
U.S. Government Agencies--13.3%		
Federal National Mortgage Association, Agency Discount Notes, 0.00%, 4/1/08	10,000,000	9,977,008
Federal National Mortgage Association, Agency Discount Notes, 0.00%, 5/28/08	7,000,000	6,956,367
Federal National Mortgage Association, Agency Discount Notes, 0.00%, 3/28/08	7,900,000	7,878,729
		24,812,104
U.S. Treasury Bills--.6%		
2.90%, 3/27/08	1,073,000 c	**1,071,548**
Total Short-Term Investments		
(cost $25,882,857)		**25,883,652**

Other Investment--14.1%	Shares	Value ($)

Registered Investment Company;

Dreyfus Institutional Preferred
    Plus Money Market Fund
    (cost $26,285,000)

	26,285,000 [d]	**26,285,000**

Investment of Cash Collateral for
Securities Loaned--15.4%

Registered Investment Company;

Dreyfus Institutional Cash
    Advantage Fund
    (cost $28,603,239)

	28,603,239 [d]	**28,603,239**

Total Investments (cost $211,663,821)	**114.7%**	**213,804,167**
Liabilities, Less Cash and Receivables	**(14.7%)**	**(27,357,163)**
Net Assets	**100.0%**	**186,447,004**

a   Variable rate security--interest rate subject to periodic change.

b   All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's
      securities on loan is $27,907,260 and the total market value of the collateral held by the fund is $28,603,239.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
February 29, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 2/29/2008 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	168	36,106,875	June 2008	**186,375**

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	54,949,864	186,375
Level 2 - Other Significant Observable Inputs	158,854,303	0
Level 3 - Significant Unobservable Inputs	0	0
Total	213,804,167	186,375

* Other financial instruments include futures, forwards and swap contracts.

STATEMENT OF FINANCIAL FUTURES
February 29, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 2/29/2008 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	168	36,106,875	June 2008	**186,375**